CM 9/28

04013440

AH 9-28-2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED SEP 2 7 2004 WASH. D.C. 185 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8-1-2003 (MM/DD/YY) AND ENDING 7-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General Securities, Corporation

OFFICIAL USE ONLY
15062
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

422 E. Armour Rd
(No. and Street)

PROCESSED SEP 3 0 2004 THOMSON FINANCIAL

North Kansas City, (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Miller 816 472-7170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA, PC
(Name — if individual, state last, first, middle name)

3000 Brookettree Lane (Address) Gladstone (City) MO (State) 64119 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c General Securities Corp, as c 7-31, 2001 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Sherry Kruger
Notary Public

SHERRY KRUGER
Notary Public - Notary Seal
State of Missouri
County of Clay
My Commission Exp. 06/05/2008

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 • Fax: 453-0721

GENERAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JULY 31, 2004

GENERAL SECURITIES CORPORATION

Table of Contents

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

Independent Auditor's Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have audited the accompanying statements of financial condition of General Securities Corporation as of July 31, 2004, and the related statements of income, schedules of operating expenses, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Securities Corporation as of July 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2004

GENERAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2004

ASSETS

ASSETS	
Cash	$ 29,268
Deposits with Clearing Organization	50,219
Receivable from Clearing Organizations	5,095
Securities Owned	
Marketable, at Market Value	21,744
Furniture, Equipment and Leasehold Improvements at Cost, less Accumulated Depreciation and Amortization of $121,751	5,554
Deferred Tax Benefit	232
Other Assets	3,192
Total Assets	$ 115,304

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payroll Related Payable	$ 294
Accounts Payable, Accrued Expenses and Other Liabilities	24,766
Profit Sharing Payable	10,000
Total Liabilities	35,060
STOCKHOLDERS' EQUITY	
Common Stock, 30,000 Shares Authorized 18,000 Issued and Outstanding, $1.00 Par Value (Note I)	18,000
Additional Paid in Capital	87,848
Retained Earnings	359,896
Treasury Stock	(385,500)
Total Stockholders' Equity	80,244
Total Liabilities and Stockholders' Equity	$ 115,304

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2004

REVENUE	
Commissions	$ 646,828
Net Inventory and Investment Gains (Losses)	(636)
Interest and Dividends	993
Other	606
Total Revenue	647,791
EXPENSES	
Salaries	198,916
Clearance Brokerage	129,546
Commissions	167,687
Communications	7,156
Occupancy	24,162
Regulations and Fees	10,819
Profit Sharing Contribution	10,000
Profit Sharing Administration	2,210
Other Operating Expenses	69,373
Total Expenses	619,869
Income (Loss) Before Income Taxes	27,922
Provision For Income Taxes	6,382
Net Income (Loss)	$ 21,540

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
SCHEDULE OF OTHER OPERATING EXPENSES
FOR THE YEAR ENDED JULY 31, 2004

OTHER OPERATING EXPENSES	
Payroll Taxes	$ 13,497
Cleaning and Maintenance	1,994
Office Expense	10,626
Accounting	5,500
Insurance	23,991
Utilities	4,018
Depreciation	5,909
Dues and Publications	1,299
Postage and Shipping	1,802
Other Taxes	348
Miscellaneous	389
Total Other Operating Expenses	$ 69,373

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2004

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings
Balance, July 31, 2003	$ 18,000	$ 87,848	$ 356,500	$ 438,356
Dividends				(100,000)
Net Income (Loss)				21,540
Purchase Treasury Stock			29,000	
Balance, July 31, 2004	$ 18,000	$ 87,848	$ 385,500	$ 359,896

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 21,540
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	5,909
Deferred Tax Benefit	6,382
(Increase) Decrease in Assets:	
Deposits with Clearing Organizations	(1)
Receivable from Broker, Dealers and Clearing Organizations	11,048
Securities Owned	74,158
Increase (Decrease) in Liabilities:	
Payroll Related Payable	(353)
Accounts Payable, Accrued Expenses and Other Liabilities	12,639
Total Adjustments	109,782
Net Cash Provided (Used) by Operating Activities	131,322
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends Paid to Shareholder	(100,000)
Purchase of Treasury Stock	(29,000)
Net Cash Provided (Used) by Financing Activities	(129,000)
Net Increase (Decrease) in Cash	2,322
Cash at Beginning of Year	26,946
Cash at End of Year	$ 29,268

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2004

NOTE A - NATURE OF BUSINESS

General Securities Corporation is a broker/dealer located in North Kansas City, Missouri. The Corporation is primarily engaged in the buying and selling of securities, commodities, mutual funds and insurance products. The Corporation also engages in providing investment advisory services to its customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of General Securities Corporation is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting. Brokerage transactions of the Corporation are recorded on a trade date basis. Customer brokerage transactions are recorded on a settlement date basis. All related commission income and expenses are recorded on a trade date basis.

Cash

For the purposes of the statement of cash flows, the Corporation considers cash and restricted cash to be cash equivalents.

Marketable Securities, Owned

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent quoted market. The resulting difference between cost and market (or fair value) is included in income on the income statement. The Corporation's marketable securities owned at July 31, 2004, consisted of:

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Marketable Securities, Owned - Continued

	Owned	Sold But Not Yet Purchased
Cash and Money Market Funds	$ 28	$ 0
U.S. Government & Agency	21,716	0
	$ 21,744	$ 0

The Corporation clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on a combination of straight-line and accelerated methods for financial reporting purposes and on accelerated methods for income tax purposes. Depreciation expense of $5,909 was recorded for the year ended July 31, 2004. The Corporation's property, plant and equipment with related accumulated depreciation consisted of:

Office Equipment	$ 51,469
Leasehold Improvements	7,793
Computer Equipment	68,043
Total	127,305
Accumulated Depreciation	(121,751)
Net Book Value	$ 5,554

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and timing differences when income and expenses are reported for tax and accounting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for capital losses that are available to offset future capital gain income.

NOTE C - DEPOSITS WITH CLEARING ORGANIZATIONS

The Corporation maintains cash deposits with clearing organizations. The deposits are required as part of agreements disclosing that the organizations will act as clearing brokers for the Corporation. The clearing broker is Southwest Securities, Inc. The balance on deposit with Southwest Securities, Inc. at July 31, 2004, was $50,219.

NOTE D - EMPLOYEE BENEFIT PLAN

The Corporation has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees. The balance of the liability at July 31, 2004, is $723 and is included in accounts payable.

NOTE E - OPERATING LEASES

The Corporation leases commercial office space at 422 East Armour Road from Northtown Devco. The lease is a renewable non-cancelable seven-year operating lease, expiring August 31, 2005. Occupancy expenses of $24,162 were recorded for the year ended July 31, 2004. As of July 31, 2004, the aggregate future minimum lease payments for the remainder of the lease are:

Years Ended July 31	Amount
2004	$ 26,948
Total Future Minimum Lease Payments	$ 26,948

NOTE F - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE G - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 1503-1) which requires the maintenance of minimum net capital. The Corporation's minimum net capital requirement is $50,000. As of July 31, 2004, the Corporation had net capital of $70,546, which was in excess of the required amount by $20,546.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - CONTINUED
JULY 31, 2004

NOTE H - RETIREMENT PLAN

General Securities Corporation adopted a retirement plan effective August 1, 1995. The plan is a profit sharing/401K plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Corporation. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Corporation. The Corporation contributed $10,000 to the plan for the year ended July 31, 2004.

NOTE I - INCOME TAXES

The Corporation uses the accrual method of accounting for income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred taxes. The deferred taxes represent future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Corporation has a federal and state operating loss carryover of $1,158 which can be carried forward to the year 2020. Realization of the benefit from the operating loss carryforward is dependent on future taxable income of the corporation.

The deferred tax asset has been calculated as follows:

Deferred Tax Asset, July 31, 2003	$ 6,614
Additions During Fiscal 2004	0
Used During Fiscal 2004	(6,382)
Deferred Tax Asset, July 31, 2004	$ 232

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of July 31, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 80,244	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			80,244	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 9,264	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges	434	3610	(9,698)	3620
7.	Other additions and/or allowable credits (List)			70,546	3630
8.	Net capital before haircuts on securities positions			$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 70,546	3750

OMIT PENNIE

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of July 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,337	375
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	375
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000	376
14.	Excess net capital (line 10 less 13)	$ 20,546	377
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 67,040	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 35,060	379
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	383
19.	Total aggregate indebtedness			$ 35,060	384
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 50%	385
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	387
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	388
24.	Net capital requirement (greater of line 22 or 23)	$	376
25.	Excess net capital (line 10 less 24)	$	391
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	392

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2004

SCHEDULE III

Reconciliation with Corporation's Computation
(Included in Part IIA of Form X-17A-5 as of July 31, 2004)

Net Capital, as reported in Corporation's Part IIA (Unaudited)	$ 70,547
Net Audit Adjustments	(1)
Net Capital per Audit	$ 70,546

BRUCE D. CULLEY C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 • Fax: 453-0721

GENERAL SECURITIES CORPORATION

INTERNAL CONTROL REPORT

YEAR ENDED JULY 31, 2004

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

September 20, 2004

Board of Directors
General Securities Corporation
North Kansas City, Missouri 64116

In planning and performing my audit of the financial statements of General Securities Corporation (the Company) for the year ended July 31, 2004, I considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by General Securities Corporation that I considered relevant to the objectives stated in rule 17a-5 (g) (1) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e); (2) to make the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13; (3) to comply with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) to obtain and maintain physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Bruce Culley
Certified Public Accountant